

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 21, 2017

Robert Ellin
President
Loton, Corp.
269 South Beverly Drive, Suite #1450
Beverly Hills, CA 90212

   Re: **Loton, Corp.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 14, 2017
      File No. 333-217893

Dear Mr. Ellin:

   We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2017 letter.

Financial Statements

1. We note your labeling of Loton, Corp financial statements footnotes for the three and nine months ended December 31, 2016 and 2015 (Unaudited) beginning page F-8. Please revise to re-label them instead for the fiscal year ended March 31, 2017 and 2016 (audited).

You may contact Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Allen Sussman, Esq.
       Loeb & Loeb LLP